Exhibit 1
Agreement of Joint Filing
Prospect Global Resources Inc.
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together constitute one instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 6th day of December, 2011.

/s/ Richard N. Merkin

Richard N. Merkin

Central Valley Administrators, Inc.

By	/s/ Richard N. Merkin Name: Richard N. Merkin
Title: President